Exhibit 99.1

Powerbridge Technologies Co., Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement

ZHUHAI, China, October 10, 2023 /PRNewswire/ — Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) (the “Company”), a provider of multi-industry technology solutions, today announced that it has received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (the “Nasdaq”) dated October 6, 2023, stating that the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater for 10 consecutive trading days, from September 22 to October 5, 2023. Accordingly, the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, the Company received a letter from the Nasdaq on August 11, 2023, stating that the Company was not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq, as the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from June 28, 2023 to August 10, 2023 had been below $1.00 per share. In accordance with the Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until February 7, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2).

About Powerbridge Technologies

Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) is a global provider of technology solutions and services across multiple industries. The Company is engaged in four segments of business: global trade digital platform and services, agritech and agribusiness solutions, integrated renewable energy and agribusiness solutions, and crypto equipment trading and cryptomining operations.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.